SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☑      Form 40-F  ☐
 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No   ☑
 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12

EXHIBITS

99.1	17 February 2009	Operating report:
Heavy rain and flooding impact west Pilbara iron ore operations

99.2	23 February 2009	Operating report:
Impact of rain and flooding across Pilbara iron ore operations

99.3	9 March 2009	Disposal:
Rio Tinto reaches agreement to sell Jacobs Ranch coal mine for US$761 million

99.4	17 March 2009	Directorate:
Rio Tinto appoints new Chairman

99.5	23 March 2009	Presentation:
Remarks by Paul Skinner to the China Development Forum

99.6	23 March 2009	Presentation:
Strategic partnership – the way forward

99.7	26 March 2009	Operating report:
HIsmelt plant placed on 12 month care and maintenance program

99.8	March 2009	Annual report:
Annual report 2008

99.9	March 2009	Annual report:
Full financial statements 2008

99.10	March 2009	Annual report:
Summary financial statements 2008

99.11	March 2009	Notice of annual general meeting 2009:
Rio Tinto plc

99.12	March 2009	Notice of annual general meeting 2009:
Rio Tinto Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Ben Mathews	By /s/ Ben Mathews
Name Ben Mathews	Name Ben Mathews
Title Secretary	Title Assistant Secretary

Date 6 April 2009	Date 6 April 2009